

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Mr. William Cavanaugh, CEO
Vertical Health Solutions, Inc.
7760 France Avenue South, 11th Floor
Minneapolis, Minnesota 55435

> **Re: Vertical Health Solutions, Inc.**
> **July 7, 2011 Supplemental Correspondence**
> **Form 8-K**
> **Filed April 21, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 001-31275**

Dear Mr. Cavanaugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Submitted Supplementally on July 7, 2011

Description of Business, page 5
Marketing and Sales, page 6

1. We note your response to comments two and three of our letter dated June 17, 2011. Please revise to disclose, if true, that you have not received any revenue from the work "successfully performed" on your system and that you have paid

license fees to the Mayo clinic. In addition, please explain what you mean by "early adopter customers" and state whether you have any. If you do not have any early adopter customers, please address the basis for your belief that you will obtain them as defined.

2. We note your reference to "luminaries" in this section and "key luminary accounts" in the last paragraph under Competition on page seven. Please revise to provide more detailed disclosure on the identity and number of your key luminary accounts.

Competition, page 7

3. We partially reissue comment 10 of our letter dated June 17, 2011. Please revise this section to provide a more balanced discussion of your competitive position and the principal methods of competition in the industry. For example, we note your statement that you believe you compete favorably on the basis of certain listed factors. Please revise this statement in light of your apparent lack of commercial operations.

Employees, page 8

4. Please revise to describe the services provided by the four independent consultants you refer to in this section. Please also identify the firm and revise the second paragraph of MD&A to provide further detail regarding the nature of the consulting services to the extent they relate to the expenses quantified in the paragraph.

Risk Factors, page 8
We compete in highly competitive markets, page 10

5. Please consider expanding your discussion here to discuss the risks posed by your existing competitors, as disclosed under Competition on page seven.

Management's Discussion and Analysis, page 14
Results of Operations, page 15

6. It appears that your disclosure of the increases and decreases in expenses in this section does not result in an increase in expenses of $78,962. Please advise or revise.

Summary of Contractual Obligations, page 16

7. It is unclear why you have deleted the reference to "5% of annual gross sales" in footnote (2) on page 16. Please include such disclosure or advise.

Liquidity and Capital Resources, page 15

8. We note in your response to comment three of our letter dated June 17, 2011 that since the MRI quality assurance software is currently customer specific, you will need to create a more extensible and configurable platform by updating the existing user interface, re-writing the reporting framework and extending the database for broader commercial use. Please tell us if you reasonably expect these software expenditures to have a material favorable or unfavorable impact on your future income from operations or liquidity and, if so, revise to provide the disclosure required by Item 303(a)(1) or 303(a)(3)(ii) of Regulation S-K.

9. We partially reissue comment 23 of our letter dated June 17, 2011. Please discuss the impact of your material financing arrangements on current and future liquidity. For example, expand on your discussion of the obligation to pay interest under the outstanding convertible notes and the current and potential impact of such interest payments if investors elect to receive the accrued interest in cash. We may have further comments when such notes are filed as exhibits to your Form 8-K.

10. We reissue comment 24 of our letter dated June 17, 2011. Please fully discuss the material deficiency in your liquidity and indicate the course of action you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity. See Item 303(a)(1) of Regulation S-K.

Properties, page 18

11. We reissue comment 25 of our letter dated June 17, 2011. It is unclear why you believe Item 102 of Regulation S-K would not apply. See, for example, Instruction 2 to Item 102 of Regulation S-K. In this regard, please add back the disclosure deleted under Geographic Information on page eight or advise.

Directors and Executive Officers, page 21

12. We partially reissue comment 27 of our letter dated June 17, 2011. Please revise the tabular disclosure to indicate that Mr. Steege is also the Treasurer and Secretary of the company and revise the narrative disclosure in the second paragraph of this section to indicate that Mr. Cavanaugh is also President of the company.

13. We reissue comment 28 of our letter dated June 17, 2011. Please revise the first footnote (1) on page 22 to specify the "Effective Date." In this regard, we also note that the "Effective Date" does not appear to be defined in the Form 8-K.

Incoming Directors of the Company, page 23

14. We partially reissue comment 31 of our letter dated June 17, 2011. Please clarify the extent to which the private companies on which Mr. Chafoulias serves as Chairman are directly or indirectly controlled by him by virtue of his equity ownership in such companies.

Executive Compensation, page 26
Summary Compensation Table, page 26

15. We note the disclosure in Exhibit 99.1 that the company granted its President and CEO 600,000 non-qualified stock options in February 2010. You do not appear to have disclosed this here. Please advise or revise.

16. We partially reissue comment 35 of our letter dated June 17, 2011. Please remove the word "securities" where it appears in footnote (2) on page 26 or advise us of your basis for excluding disclosure regarding securities pursuant to Item 402(n)(2)(ix) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 32

17. Please delete the first paragraph of this section or revise to refer to the requirements of Item 404 of Regulation S-K. In this regard, we note your reference to 10% rather than 5% and your reference to "any transaction for the past two years" rather than the period called for by Instruction 1 to Item 404.

18. We partially reissue comment 37 of our letter dated June 17, 2011. Please revise to fully disclose all related party transactions. In this regard, we cannot locate a substantive response to the portion of our comment concerning non-qualified stock options being issued to employees of related parties referenced in Exhibit 99.1 and the stock options to certain board members to acquire 100,000 shares of common stock at $.65 per share referenced on page 20 of Exhibit 99.1.

19. We note that you deleted the disclosure regarding the outstanding obligation to Mr. Watters for "services rendered and payment of invoices" and added related disclosure under Executive Compensation on page 26. To the extent that such payments were reimbursements for payment of invoices on behalf of the company, such payments are more appropriately disclosed here. Please revise or advise.

20. Please revise the references to "under common ownership" or "under common management" to clearly identify the parties and the basis on which the related person is a related person. See Item 404(a)(1) of Regulation S-K.

21. Please revise here and where appropriate to clarify the nature of the consulting services provided by HIPP, Rainwater Capital Partners and other consultants.

22. Also, please disclose the extent to which any of the related person transactions are memorialized in writing.

Recent Sales of Unregistered Securities, page 35

23. We reissue comment 42 of our letter dated June 17, 2011. We note the references to "accredited investors" without identifying, for example, the number of investors. For each transaction in this section, please revise to state briefly the facts relied upon to make the exemption available.

24. We note your response to comments 44 and 48 of our letter dated June 17, 2011. Please provide a copy of the omitted schedules to Exhibit 2.1.

Exhibits
General

25. Please file any consulting agreements entered into with HIPP or Rainwater Capital Partners, LLC, as referred to on page 33, as exhibits to your amended Form 8-K or advise us of your reasoning for not filing them under Item 601 of Regulation S-K.

26. Please provide us with supplemental copies on EDGAR of the exhibits you intend to file with your amended Form 8-K.

Exhibit 99.1
Financial Statements

27. We note your response to comment 50 of our letter dated June 17, 2011 and we reissue our comment. Please revise the Form 8-K to include the March 31, 2011 financial statements of OnPoint Medical Diagnostics, Inc., along with updated pro forma information for the interim period. Also revise the March 31, 2011 OnPoint financial statements, as necessary, to conform to any changes made in response to our comments.

Notes to Financial Statements, page 6
Registration Rights

28. We note in your response to comment 52 of our letter dated June 17, 2011 that the registration rights agreement does not provide for any payment arrangements or liquidated damages. Please tell us where the registration rights agreement has been filed, or provide us with a copy of the agreement.

4. Intangible Assets, page 10

29. We note that your intangible assets at December 31, 2010 include net deferred debt financing costs. Please revise to reclassify your deferred debt financing costs out of intangible assets.

5. Accounts Payable – Related Parties, page 11

30. We note that as part of the Company's plan for reorganization, in September 2010, the funding and consulting services from HIPP were ceased and the unpaid amounts aggregating $1,066,294 at that time were renegotiated and reduced to $500,000; the remaining $500,000 was then repaid by the issuance of 500,000 shares of common stock; and that as of December 31, 2010 there are no further outstanding amounts due to HIPP. We further note in your revised risk factor in response to comment 51 of our letter dated June 17, 2011 that there is always a remote possibility that an unknown liability was not properly settled with the Restructuring. Please advise us of the following:

    a. further explain to us your statement that there is always a remote possibility that an unknown liability was not properly settled with the Restructuring;

    b. revise your risk factor to state whether you have determined the likelihood of future liability for this contingency to be reasonably possible or remote; and

    c. tell us how you considered ASC 405-20-40-1 to arrive at your conclusion that the liability has been extinguished;

31. We note your response to comment 37 and 47 of our letter dated June 17, 2011. Please revise to provide all related party disclosures required by FASB ASC 850-10-50-1 with respect to your transactions with Vitality Systems, Inc.

6. Convertible Debt, page 12

32. We note in your response to comment 54 of our letter dated June 17, 2011 that there is a possible contingent beneficial conversion feature, and that this benefit will be accounted for at the time of any future conversion assuming the contingency has been resolved in accordance with ASC 470-20-35. Please define for us your use of "contingent beneficial conversion feature," and further explain to us why an embedded beneficial conversion feature was not recognized separately at issuance. In this regard, it appears to us that the convertible debt is convertible into common stock at the lower of a conversion rate fixed at the commitment date (i.e. $0.65 per share) or a fixed discount to the market price of common stock at the date of conversion (i.e. 65% of the volume weighted average of the common stock for the 20 trading dates preceding a conversion; but not less than $0.25 per share). Refer to ASC 470-20-05-7.

7. Stockholders Equity, page 13

33. We note in your response to comment 55 of our letter dated June 17, 2011 that you had an estimated pre-money valuation of $4.6 million on October 20, 2010. Please define for us your use of "pre-money valuation" and explain to us in sufficient detail how you determined the $4.6 million value, including the significant factors, assumptions and methodologies that you used.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

1.Basis of Presentation, page 6

34. We note your response to comment 57 of our letter dated June 17, 2011. Please be advised that there is currently a lapse in periodic reports filed since the March 31, 2011 financial statements of Vertical Health Solutions, Inc. ("VHS"), the shell company, have not been filed. Revise your March 31, 2011 Form 10-Q to present the financial statements of VHS prior to the consummation of the merger.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

35. Please amend your Form 10-Q, as appropriate, in response to the issues raised by the comments above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and

related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal
Branch Chief, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director